UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Spanish Securities Market Commission

C/Edison, 4

28006 — Madrid

Abengoa, S.A. (“Abengoa” or the “Company”), pursuant to section 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), informs the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following

Material fact (Hecho relevante)

Abengoa has entered into a framework agreement for the investment in Abengoa (the “Investment Agreement”) with Gonvarri Corporación Financiera, a company in the Gonvarri Steel Industries group (the “Investor” or “Gonvarri”), which agreement has the support of Inversión Corporativa, IC, S.A., currently the main shareholder of Abengoa.

The Investment Agreement sets out the terms and conditions for the investment by Gonvarri within the framework of the share capital increase approved on October 10th, 2015 by the General Shareholders’ Meeting of the Company. The Investment Agreement provides that a portion of Gonvarri’s investment, in an amount of €250,000,000, will be carried out through a share capital increase without pre-emptive subscription rights, by means of the issuance of class A and B shares of the Company, in proportion to the current number of shares of each class, at a price of €0.999 per class A share and of €0.767 per class B share. The Company’s share capital increase with pre-emptive subscription rights approved at the above mentioned October 10th, 2015 General Shareholders’ Meeting will be executed after the first share capital increase mentioned above and for an effective amount currently expected to be €400,000,000, in which the Investor is expected to subscribe for its relevant portion of the shares.

The Investment Agreement is subject to certain conditions such as the standby underwriting of the share capital increase by the underwriters announced on September 24th, 2015 (registered under number 228656) continuing to be in force and the signing of a substantial package of financial support in favour of the Company by a group of financial institutions.

Gonvarri is expected to have a percentage of voting rights after the share capital increases equal to 28% of all of the voting rights of the Company, thereby becoming the main shareholder of Abengoa. The new shareholder will be represented by four directors on the Board of Directors of Abengoa, which will maintain a Board of Directors of 13 members, with the new shareholder’s representatives replacing four of the current representatives of the current controlling shareholder (Inversión Corporativa, IC, S.A.) which, once the transaction is completed, will have one representative in the Board of Directors.

Gonvarri Steel Industries, with more than 50 years of history, is an industrial group that is a leader in steel service centres, road safety and components for the renewable energy sector, present in 15 countries and with great financial strength.

Important Notice

This document (and the information contained herein) does not contain or constitute an offer of securities for sale, or solicitation of an offer to purchase securities, in the United States, Australia, Canada or Japan or any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“Securities Act”), and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available.  No public offering of the securities will be made in the United States of America.

This communication is being distributed only to and is directed only at (a) persons outside the United Kingdom, (b) persons who have professional experience in matters relating to investments, i.e., investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (“Order”), and (c) high net worth companies, unincorporated associations and other bodies to whom it may otherwise lawfully be communicated in accordance with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be available only to or will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Forward-looking statements

This communication contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Forward-looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”,

“estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology and include the statements above with respect to the proposed equity investment in Abengoa by Gonvarri Corporación Financiera (“Gonvarri”), the participation by Gonvarri in Abengoa’s previously announced rights offering, the percentage of voting power to be held by Gonvarri upon completion of those transactions, the extension of additional lines of credit to Abengoa by financial institutions, the appointment of Gonvarri representatives to Abengoa’s board of directors and the reduction in the number of IC representatives on Abengoa’s board of directors.  Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, compliance with the conditions precedent contained in the investment agreement between Gonvarri and Abengoa and related undertaking by IC in favor of Abengoa, the development of Abengoa’s business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this communication should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in this communication.  Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: Abengoa’s substantial short- and medium-term liquidity requirements; Abengoa’s inability to complete its enhanced asset disposal plan by the end of 2016; Abengoa’s inability to realize the anticipated strategic and financial benefits from its joint venture with EIG; Abengoa’s substantial indebtedness; Abengoa’s possible loss of control of Abengoa Yield; Abengoa’s ability to generate cash to service its indebtedness; changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Annual Report on Form 20-F for the fiscal year 2014 filed with the Securities and Exchange Commission on February 23, 2015. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance.  Abengoa undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, new events or any other type of development.

Sevilla, on November 8th, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: November 9, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary